Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Corgenix Medical Corporation:

We consent to the use of our report dated October 11, 2004, with respect to the consolidated balance sheet of Corgenix Medical Corporation and subsidiaries as of June 30, 2004 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year then ended, included herein.

KPMG LLP

Denver, Colorado
April 4, 2006